Exhibit 4.6

TO:         The Purchasers of Intrusion Inc., Series 2 5% Convertible Preferred Stock and Warrants

To Whom It May Concern:

This letter will confirm my agreement to vote all shares of Intrusion Inc., a Delaware corporation (“INTZ”) voting stock over which I have voting control in favor of any resolution presented to the shareholders of INTZ to approve the issuance, in the aggregate, of more than 19.999% of the number of shares of common stock of INTZ outstanding on the date of closing pursuant to that certain Securities Purchase Agreement, dated March 28, 2005, among INTZ and the purchasers signatory thereto (the “Purchase Agreement”) and the other agreements entered into in connection therewith or as otherwise may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity).  This agreement is given in consideration of, and as a condition to enter into such Purchase Agreement and is not revocable by me.

By:

Name of Shareholder:
Percentage Beneficial Ownership: